FOR ADDITIONAL INFORMATION CONTACT:
Clifford E. Pietrafitta
Chief Financial Officer
(215) 569-9900

IMMEDIATE RELEASE
March 16, 2005

CSS INDUSTRIES, INC. ANNOUNCES FINAL RESULTS OF TENDER OFFER

     CSS Industries, Inc. (NYSE: CSS) announced today the final results of its modified Dutch auction tender offer, which expired at 5:00 p.m., New York City time, on March 4, 2005. CSS will purchase 1,739,760 shares of its Common Stock at a purchase price of $35.00 per share, or a total of $60,891,600. The 1,739,760 shares to be purchased are comprised of the 1,500,000 shares CSS offered to purchase and 239,760 shares to be purchased pursuant to CSS’ right to purchase up to an additional 2 percent of the shares outstanding immediately prior to the commencement of the tender offer. Due to over-subscription, the final proration factor for shares tendered at or below $35.00 per share is approximately 86.58%. For this purpose, shares tendered at $35.00 per share include shares tendered by those persons who indicated, in their letter of transmittal, that they are willing to accept the price determined in the offer. All shares purchased in the tender offer will receive the same price.

     Payment for shares accepted for purchase, and the return of all other shares tendered but not accepted for payment, will be made promptly by American Stock Transfer and Trust Company, the depositary for the tender offer. As a result of the completion of the tender offer and immediately following payment of the tendered shares, CSS will have approximately 10,384,534 shares issued and outstanding. Subject to the rules and regulations of the Securities and Exchange Commission, CSS may, from time to time at management’s discretion, repurchase up to approximately 509,724 additional shares of its common stock on the open market under its previously authorized share buyback program.

     CSS is a consumer products company primarily engaged in the manufacture and sale to mass market retailers of seasonal, social expression products, including gift wrap, gift bags, boxed greeting cards, gift tags, tissue paper, paper and vinyl decorations, classroom exchange Valentines, decorative ribbons and bows, Halloween masks, costumes, make-ups and novelties, educational products and Easter egg dyes and novelties.